FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 20, 2017, announcing that it will release its first quarter 2017 financial results on Tuesday, May 16, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 20, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat to Report First Quarter 2017 Results on May 16

Petah Tikva, Israel, April 20, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it will release its first quarter 2017 financial results on Tuesday, May 16, 2017.

Conference Call and Webcast

Following the announcement, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s first quarter 2017 results and participate in a question and answer session:

Date:              Tuesday, May 16, 2017
Start:              14:30 GMT / 09:30 AM EDT / 16:30 IDT
Dial-in:           US: 1-888-407-2553
                       International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://www.veidan-stream.com/?con=Gilat_Satellite_Networks_Q1_2017_Results

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:              May 16, 2017 at 17:00 GMT / 12:00 PM  EDT / 19:00 IDT
End:               May 19, 2017 at 17:00 GMT / 12:00 PM EDT / 19:00 IDT
Dial-in:           US: 1-888-782-4291
                        International: (972) 3-925-5918

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that maybe expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
Doreeto@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net